ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

May 17, 2018

Filed Via EDGAR with Copy by Email
Coy Garrison, Special Counsel
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549
Email:

Re:	Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed March 16, 2018
File No. 024-10649

Dear Mr. Garrison:

This is in response to your letter of April 6, 2018. We have copied below the questions from your April 6th letter, and provided the Fund’s responses below each question. Also enclosed are blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Question #1

Risks of Investing, page 2

Limitations on Rights in Investment Agreement, page 9

1. You state that investors’ "claims against [you] arising from the purchase of your Series A Investor Shares" will generally be resolved through arbitration. Please expand your risk factor disclosure to clarify:

(i) whether you intend for arbitration to be the exclusive means for resolving disputes;

Coy Garrison, Special Counsel
Securities and Exchange Commission
May 17, 2018

(ii) whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws; and
(iii) the material risks to investors resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of investors to bring class-action lawsuits, and the potential limitations that could result for shareholders.

Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability.

Our Response:

In response to this comment, the Fund has expanded its risk factor disclosures to clarify that investor claims relating to the purchase of the Fund’s Series A Investor Shares, including, without limitation, claims arising under the U.S. federal securities laws or state blue sky laws, will be subject to mandatory arbitration; provided, however, that the following types of claims are not subject to arbitration: (i) claims arising under the Fund’s limited liability company agreement (“LLC Agreement”); (ii) claims asserted in small claims court or an equivalent court; or (iii) claims by the Fund seeking an injunction in connection with an investor’s breach or threatened breach of the investor’s obligations under its investment agreement with the Fund. The Fund has also expanded its risk factor disclosures to clarify the material risks to investors resulting from this mandatory arbitration provision.

With respect to the enforceability of the investment agreement’s arbitration provision under Delaware law, we note that the provision does not apply to claims arising under the Fund’s LLC Agreement, and therefore it is not necessary to address such provision’s enforceability as a matter of Delaware corporate or limited liability company law.  Delaware law is relevant, however, because the investment agreement contains a Delaware choice of law provision (contained in Section 12.3). We note that Delaware law mirrors federal law regarding the enforceability of contractual arbitration provisions generally. See, e.g., James Jackson LLC v. Willie Gary LLC (Del. 2006) (“Delaware arbitration law mirrors federal law …. This Court has recognized that the public policy of Delaware favors arbitration.”).

Your Question #2

Summary of Investment Opportunities Under Review, page 25

2. You disclose that you are currently evaluating the acquisition of a high rise apartment community in Silver Spring, Maryland. You also disclose that you would contribute approximately $3 million in equity and are in talks with a joint venture partner who would contribute approximately $5 million toward the project. If this acquisition is probable, please identify the property and provide any required financial statements.

Coy Garrison, Special Counsel
Securities and Exchange Commission
May 17, 2018

Our Response

In response to this comment, the Fund has revised the Offering Circular to provide the name and address of the property.  As of the date of this letter, the Fund has not yet acquired this property or negotiated the definitive terms of the potential joint venture.  The Fund will provide all required disclosures regarding the property, including any required financial statements, if and when they are required.

Your Question #3

Plan of Distribution

3. You disclose on page 52 that “[f]unds from subscriptions will be held by Folio in customer accounts for the exclusive benefit of its customers until such time as all conditions to each closing are met, at which time eligible investor funds will be transferred from the eligible investors’ Folio accounts to the account of the issuer at Folio.” Please revise to clarify the level of discretion the Company has in determining the amount to be sold for each subsequent closing after reaching the minimum offering amount, and the length of time a subscriber should expect to wait before receiving the units. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared.

Our Response

In response to this comment, the Fund has revised the Offering Circular to clarify that the Fund has complete discretion to determine the timing and amount to be sold for each subsequent closing of shares sold through Folio after reaching the minimum offering amount, and that purchasers who invest through Folio may have to wait an indefinite amount of time until the next closing is held. The Fund has further revised the Offering Circular to clarify that, because funds from subscriptions will be held by Folio in customer accounts for the exclusive benefit of its customers until such time as all conditions to each closing are met and a closing is held, Folio customers will have the right to cancel their subscription and have their funds returned to them at any time prior to the closing.

Your Question #4

Financial Statements and Independent Auditor’s Report, page 76

4. Please update your financial statements for the most recently completed fiscal year end in accordance with Part F/S of Form 1-A.

Our Response

In response to this comment, the Fund has updated its financial statements to provide audited financial statements and accompanying notes and the report of its independent auditor for the Fund’s most recently completed fiscal year end (December 31, 2017).

Coy Garrison, Special Counsel
Securities and Exchange Commission
May 17, 2018

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours, Markley S. Roderick

Enclosures
cc:  Edward P. Lorin, CEO (sent via email with enclosures)